ASANKO GOLD REPORTS Q1 2018 RESULTS

Vancouver, British Columbia, May 10, 2018 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) reports its first quarter (“Q1”) 2018 operating and financial results. The Company released its production and revenue results for Q1 2018 on April 19, 2018. All amounts are in US dollars unless otherwise stated. Management will host a conference call and webcast today at 9am Eastern Time, further details below.

Q1 2018 Highlights:

•	No lost time injuries during the quarter or on a rolling 12 month basis, maintaining industry leading lost time injury frequency rate (“LTIFR”) of 0 per million man hours worked.

•	Quarterly gold production of 48,229 ounces, in line with H1 2018 guidance of 90,000 – 100,000 ounces.

•	Gold sales of 48,899 ounces at an average realized price of $1,314/oz generating gold revenue of $64.2 million.

•	Reduction in operating cash costs[2] to $571/oz (Q4 2017: $586/oz) and total cash costs[2] to $637/oz (Q4 2017: $649/oz).

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AISC[3] of $1,226/oz (Q4 2017: $1,171/oz), in line with the Company’s H1 2018 cost guidance, including a total of $533/oz associated with deferred striping, of which $467/oz is attributable to the investment in the larger Cut 2 pushback at Nkran.

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Cash provided by operating activities of $19.1 million ($30.5 million before working capital changes), compared to $34.4 million in Q4 2017 primarily due to changes in non-cash working capital, partially offset by a higher revenue and lower production costs for the quarter.

•	Earned net income attributable to common shareholders of $2.1 million ($0.01 per common share), a $9.3 million increase relative to Q4 2017.

•	Cash and immediately convertible working capital of $42.9 million, as at March 31, 2018.

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Announced a joint venture arrangement with Gold Fields under which Gold Fields will acquire a 50% interest in all of Asanko’s Ghanaian interests, including the Asanko Gold Mine. Asanko to remain operator and manager of the Asanko Gold Mine. Gold Fields to pay the Company $185 million for its interest and also subscribed for $17.6 million of common shares of Asanko on April 4, 2018.

Commenting on the quarter Peter Breese, President and CEO, said “The mine’s strong operational performance was mirrored in the financial results for the quarter as we returned to profitability. The record mill throughput for the quarter drove down processing unit costs by 13% relative to Q4 2017 and helped to ensure AISC3 was at the lower end of our forecast guidance for H1 2018.

During the quarter we continued to focus on waste stripping the larger optimized Nkran pushback, which accounted for 38% of our quarterly AISC3. This planned waste stripping exercise is progressing ahead of schedule and we expect commercial quantities of ore from Nkran to resume in Q3 2018, which will have the effect of increasing mill feed grades and lowering our AISC3 in H2 2018.

Net income attributable to common shareholders for the quarter was $2.1 million, a $9.3 million improvement compared to the previous quarter, due to a decrease in deferred income tax expense, a higher average realized gold price and lower production costs.

During the quarter we also announced a $185 million joint venture transaction with Gold Fields Limited (JSE, NYSE: GFI), one of the world’s largest gold producers and the second largest gold producer in Ghana, who will acquire 50% of Asanko’s interest in the Asanko Gold Mine. We will continue to operate and manage the mine, which is a great vote of confidence in both the quality of the asset as well as the management team. The transaction is progressing well and we remain on track for closing before the end of Q3 2018.”

This news release should be read in conjunction with Asanko’s Management Discussion and Analysis and the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2018, which are available at www.asanko.com and filed on SEDAR.

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Key Operating and Financial Highlights
Asanko Gold Mine

	Q1 2018	Q4 2017	Q1 2017
Waste Mined (‘000t)	11,976	10,692	5,620
Ore Mined (‘000t)	767	802	1,017
Strip Ratio (W:O)	15.7:1	13.3:1	5.5:1
Mining Cost ($/t mined)	3.23	2.82	3.89
Ore Treated (‘000t)	1,269	1,087	908
Gold Feed Grade (g/t)	1.3	1.5	2.1
Gold Recovery (%)	93	94	95
Processing Cost ($/t treated)	11.17	12.91	13.3
Gold Production (oz)	48,229	51,550	58,187

Gold Sales (oz)	48,899	49,561	57,812
Average Realized Gold Price ($/oz)	1,314	1,264	1,199
Operating Cash Costs[2] ($/oz)	571	586	578
Total Cash Costs[2] ($/oz)	637	649	638
All-in Sustaining Costs[3] ($/oz)	1,226	1,171	956
All-in Sustaining Margin[1] ($/oz)	88	93	243

Revenue ($m)	64.4	62.8	69.5
Production Costs, including Royalties ($m)	31.6	32.5	37.7
Income from Mine Operations ($m)	19.5	15.1	15.1
Net income (loss) attributable to common shareholders ($m)	2.1	(7.1)	7.7
Net income (loss) per share attributable to common shareholders	$0.01	$(0.03)	$0.04

Cash provided by operating activities ($m)	19.1	34.4	14.4
Cash provided by operating activities before working capital changes ($m)	30.5	26.2	28.8
Cash provided by operating activities per common share[1]	$0.09	$0.17	$0.07

Q1 2018 Operating Results

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During Q1 2018, the Company produced 48,229 gold ounces as the Company continued to focus on operational delivery against plan, while progressing the larger Cut 2 pushback at Nkran, which is ahead of schedule.

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Ore mining rates for Q1 2018 averaged 255,667 tonnes per month (“tpm”) at an average mining grade of 1.3 g/t and a strip ratio of 15.7:1. Ore tonnes and average grade mined were lower relative to Q1 2017, as expected, due to lower ore yield from Nkran. Mining operations at Nkran continued to focus on waste removal as part of the ongoing larger Cut 2 pushback, resulting in a higher strip ratio.

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Average grade mined and gold production is forecasted to increase in the second half of the year when Cut 2 at Nkran will start delivering steady state levels of ore production, thereby reducing the dependence on stockpiles and increasing the grade delivered to the mill.

•	During the quarter, the AGM sourced ore from Nkran, Akwasiso, Dynamite Hill and Nkran Extension as well as on-surface stockpiles.

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•	At Nkran, 34,333tpm of ore was mined at an average grade of 1.3 g/t while mining operations focused on progressing the larger Cut 2 pushback.

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The Akwasiso satellite deposit delivered approximately 147,000tpm of ore at a grade of 1.2g/t and Dynamite Hill, the second satellite pit to be brought into production, delivered 67,333tpm of ore at an average grade of 1.6 g/t.

•	There were no lost time injuries (“LTI”) reported during the quarter. On March 19, 2018, the AGM achieved one-year LTI-free with over 5.9 million man hours worked.

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During Q1 2018, the processing plant achieved another quarterly record milling performance of 1.3 million tonnes (“Mt”), processing a monthly record of 432,410 tonnes in March, which is above the recently upgraded design of 5Mtpa throughput. The feed grade to the plant was 1.3 g/t during Q1 2018.

•	Gold recovery continued to exceed design at 93% despite the elevated mill throughput rates and lower feed grade.

•	Completed the installation of the P5M recovery circuit upgrades with commissioning expected to be complete in Q2 2018.

•	The secondary crusher was delivered to the AGM and is expected to be installed in Q2 2018 and commissioned during Q3 2018.

•	On March 29, 2018, the Company announced a joint venture arrangement with Gold Fields Limited under which Gold Fields will acquire a 50% interest in all of Asanko’s Ghanaian assets, including the AGM.

Q1 2018 Financial Performance

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The Company recognized revenue of $64.4 million in Q1 2018 from the sale of 48,899 gold ounces at an average realized gold price of $1,314/oz, compared to $69.5 million in Q1 2017. The $5.1 million decrease in revenues relative to Q1 2017 was a result of lower sales volume, partly offset by a higher average realized selling price.

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Total cost of sales (including depreciation, depletion and royalties) amounted to $44.9 million in Q1 2018, a decrease of $9.5 million from Q1 2017. The decrease in production costs was largely due to lower sales volumes and inventory valuation adjustments.

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Net income attributable to common shareholders of $2.1 million in Q1 2018 compared to net income of $7.7 million in Q1 2017. The decrease in net income during Q1 2018 was primarily attributable to a higher deferred income tax expense ($9.0 million increase) and an increase in finance expense of $1.0 million. These factors were partially offset by higher mine operating income ($4.4 million increase) and lower G&A expense ($0.5 million decrease). Net income before tax for Q1 2018 was $11.9 million compared to $7.6 million during Q1 2017, a 58% increase.

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Mining costs averaged $3.23/t mined compared to $3.89/t in Q1 2017. Mining costs per tonne were lower than Q1 2017 as a result of a higher relative oxide material mix as well as the progression of Cut 2 at Nkran resulting in more tonnes mined, which had the impact of decreasing fixed mining costs on a per unit basis. Of the mining costs incurred during Q1 2018, a total of $26.1 million was deferred as stripping costs.

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Processing costs averaged $11.17/t milled compared to $13.36/t in Q1 2017. Processing unit costs were lower than Q1 2017 due to the plant operating at the newly upgraded levels of 5Mtpa for the quarter, resulting in a 40% increase in treated tonnes compared to Q1 2017, which had the impact of decreasing fixed processing costs on a per unit basis.

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The Company incurred operating cash costs per ounce[2], total cash costs per ounce[2] and AISC[3] of $571, $637 and $1,226, respectively, in Q1 2018. The high AISC[3] in Q1 2018 is in line with the Company’s H1 2018 cost guidance and is a result of the Company’s investment in mine development associated with the larger Cut 2 pushback at Nkran.

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Cash provided by operating activities in Q1 2018 was $19.1 million, a 33% increase from Q1 2017. Operating cash flow before working capital changes was $30.5 million in Q1 2018, 6% higher than Q1 2017 of $28.8 million. The increase in operating cash flows before working capital changes was primarily due to a decrease in the Company’s production costs and general and administrative expenses in Q1 2018, partially offset by lower revenues.

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Q1 2018 Liquidity and Capital Resources

•	As at March 31, 2018, the Company had cash of $38.6 million on hand, $0.8 million in receivables from gold sales and unrefined gold dore at a cost of $3.5 million (and a market value of $5.3 million).

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On April 4, 2018, as part of the joint venture arrangement, Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement for gross proceeds of $17.6 million (22,354,657 common shares at $0.79 per common share).

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On July 1, 2018, the first principal repayment of the Red Kite debt is due, however Asanko expects to repay the Red Kite debt facility from the proceeds of the JV transaction. In the event that the JV Transaction has not completed by July 1, 2018, Gold Fields has agreed to provide a bridge loan of up to $20.0 million to Asanko, which can be drawn at Asanko’s sole discretion. The bridge loan will be credited towards Gold Fields’ contribution to the Joint Arrangement on closing. Closing of the Gold Fields transaction is expected to occur before the end of Q3 2018. Upon closing, Asanko will emerge as a debt free company.

2018 Guidance

The Company is targeting 200,000 - 220,000 ounces at AISC3 of $1,050 - 1,150/oz for 2018, however the first half of the year is expected to have lower production and higher costs due to the focus on waste stripping the Nkran Cut 2 pushback, with guidance of H1 2018 of 90,000 - 100,000 ounces at AISC3 of $1,200 - 1,300/oz expected. In Q1 2018 Asanko’s production and AISC3 were both well within the guidance range.

In H2 2018, the Nkran Cut 2 pushback will commence yielding steady-state levels of ore production and therefore guidance is 110,000 - 120,000 ounces at AISC3 $950 - 1,050/oz.

Notes:
1 Non-GAAP Performance Measures
The Company has included certain non-GAAP performance measures in this press release, including working capital, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced, all-in sustaining margin and and operating cash flow per common share. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

2 Operating Cash Costs per ounce and Total Cash Costs per ounce
Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%.

3 All-in Sustaining Costs Per Gold Ounce
The Company has adopted the reporting of “all-in sustaining costs per gold ounce” (“AISC”) as per the World Gold Council’s guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

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Q1 2018 Operating & Financial Results Conference Call & Webcast at 9am ET on Thursday, May 10, 2018
US/Canada Toll Free:	800 768 3232
UK Toll Free:	0800 496 0830

International:	+ 1 212 271 4651

Webcast:
Please click on the link:	https://cc.callinfo.com/r/1rmbvkh4ab6mf&eom

Replay:
A recorded playback will be available approximately two hours after the call until June 9, 2018:
US/Canada Toll Free:	800 633 8284
International:	+1 402 977 9140
Passcode:	21887966

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater – Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's the Company’s most recent AIF and 40-F filings, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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